UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Nortel Inversora S.A.
(Name of Issuer)
Series B Preferred Shares
(Title of Class of Securities)

656567401
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 656567401

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Fintech Advisory Inc. #13-3960500
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 172,760 Series B Preferred Shares* *Please see Preliminary Note below.
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 172,760 Series B Preferred Shares* *Please see Preliminary Note below.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 172,760 Series B Preferred Shares* *Please see Preliminary Note below.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.75%* *Please see Preliminary Note below.
12	TYPE OF REPORTING PERSON OO

CUSIP No. 656567401

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Fimex International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 172,760 Series B Preferred Shares* *Please see Preliminary Note below.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 172,760 Series B Preferred Shares* *Please see Preliminary Note below.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.75%* *Please see Preliminary Note below.
12	TYPE OF REPORTING PERSON OO

CUSIP No. 656567401

* Preliminary Note:

The reporting persons are currently the beneficial owners of 3,455,200 American Depositary Shares (“ADSs”) representing 172,760, or 11.75%, of the class of Series B Preferred Shares of Nortel Inversora S.A. (“Nortel”).

The reporting persons are submitting this filing because the Series B Preferred Shares have voting power in the event that a Triggering Event (as defined below) has occurred. Upon information and belief, a Triggering Event has occurred and is continuing. In accordance with the terms of issuance of the Series B Preferred Shares, the right to vote associated with the Series B Preferred Shares shall cease upon the full distribution by Nortel of all previously declared, accrued and unpaid dividends, plus any applicable interest thereon.

Holders of the Series B Preferred Shares are entitled to vote (through the depositary of the ADSs representing such Series B Preferred Shares) in case of Nortel’s accrual of and failure to pay any preferred dividend, and/or upon the occurrence of any of the events identified in the terms of issuance relating to the Series B Preferred Shares (a “Triggering Event”).

Upon the occurrence of a Triggering Event, each holder of Series B Preferred Shares is entitled to cast one vote per share and – with the exception of the election of directors – the holders of Series B Preferred Shares vote together, as one class, with the holders of Series A Preferred Shares (to the extent the Series A Preferred Shares are entitled to vote) and the holders of common stock. With respect to the election of directors, all the holders of preferred shares shall vote as a class, separate from the holders of common stock, and the holders of preferred shares shall be entitled to elect one director and one alternate director.

Item 1.
(a)	Name of Issuer: Nortel Inversora S.A.
(b)	Address of Issuer’s Principal Executive Offices: Alicia Moreau de Justo 50 Piso 11, C1107AAB Buenos Aires, Argentina
Item 2.
(a)

Name of Person Filing:

Fintech Advisory Inc.

Fimex International Ltd.

Fimex International Ltd. directly and beneficially owns 3,455,200 of the ADSs representing 172,760, or 11.75%, Nortel Series B Preferred Shares (the “Shares”). Fintech Advisory Inc., by virtue of its position as investment adviser to Fimex International Ltd., has the power to vote or direct the vote of, or to dispose of, the Shares.

(b)	Address of Principal Business Office: Fintech Advisory Inc. 375 Park Avenue, Suite 3804 New York, NY 10152 Fimex International Ltd. Pasea Estate Road Town Tortola British Virgin Islands
(c)	Citizenship: Fintech Advisory Inc.: Delaware Fimex International Ltd.: British Virgin Islands
(d)	Title of Class of Securities: Series B Preferred Shares
(e)	CUSIP Number: 656567401

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n): Not Applicable
(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

(e)	☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act; or

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4.	Ownership.
(a)	Amount Beneficially Owned: 172,760 Series B Preferred Shares (“Shares”)
(b)	Percent of Class: 11.75%

(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: Fintech Advisory, Inc.: 172,760 Shares Fimex International Ltd.: 0
(ii) Shared power to vote or to direct the vote: Fintech Advisory, Inc.: 0 Fimex International Ltd.: 0
(iii) Sole power to dispose or to direct the disposition of: Fintech Advisory, Inc.: 0 Fimex International Ltd.: 0
(iv) Shared power to dispose or direct the disposition of: Fintech Advisory, Inc.: 172,760 Shares Fimex International Ltd.: 172,760 Shares

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable ☐
Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable
Item 8.	Identification and Classification of Members of the Group Not Applicable
Item 9.	Notice of Dissolution of Group. Not Applicable
Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007

Fintech Advisory Inc.
/s/ Julio Herrera
Name: Julio Herrera Title: President

Fimex International Ltd.
/s/ Julio Herrera
Name: Julio Herrera Title: Attorney-in-Fact

The Power of Attorney filed on January 24, 2007 as Exhibit 1.2 to File No. 005-46666 is hereby incorporated by reference.